Exhibit 99.2

Stellantis Organizational Announcement

AMSTERDAM, December 2, 2024 – The process to appoint the new permanent Chief Executive Officer is well under way, managed by a Special Committee of the Board, and will be concluded within the first half of 2025. While the appointment of the new CEO is concluded the following organization is implemented with immediate effect.

The Interim Executive Committee (“IEC”) will be responsible for the direction and oversight of the Company on behalf of the Board of Directors. The IEC will be chaired by John ELKANN. The committee shall be made up of the Chairman together with the following executives whose responsibilities are as follows:

Xavier CHÉREAU Human Resources and Heritage

Ned CURIC Engineering and Technology, Software and Free2move

Arnaud DEBOEUF     Manufacturing and Supply Chain

Antonio FILOSA     America’s (North and South America) Regions, Chrysler, Dodge,
Jeep®, Ram, and the Design North America organization, including
Maserati Design.

Béatrice FOUCHER Planning

Jean-Philippe IMPARATO     Enlarged Europe, Pro One, and Abarth, Alfa Romeo, Citroën, DS,
FIAT, Lancia, Opel and Peugeot. The Design Europe organization will also report to this position.

Douglas OSTERMANN     Finance

Maxime PICAT     Purchasing and Supplier Quality and the regions of Middle East &
Africa, India & Asia Pacific, and China together with Leapmotor
International.

Philippe de ROVIRA Affiliates

In support of the IEC and reporting directly to the Chairman will be the following Executive Vice Presidents:

Bertrand BLAISE Communications and CSR

Olivier BOURGES     Customer Experience

Giorgio FOSSATI General Counsel

Santo FICILI     Maserati in addition to Alfa Romeo

Olivier FRANÇOIS Marketing in addition to FIAT, Abarth and DS

Clara INGEN-HOUSZ     Public Affairs

Richard PALMER is appointed as Special Adviser to the Chairman and will attend the IEC to act as a sounding board for the leadership team.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

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For more information, contact:
Bertrand BLAISE +33 6 33 72 61 86 – bertrand.blaise@stellantis.com
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com